FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Lynparza combo delays progression risk in prostate

15 February 2022 07:00 GMT

Lynparza plus abiraterone reduced risk of disease progression by 34% vs. standard-of-care in 1st-line metastatic castration-resistant prostate cancer

Combination was well tolerated and allowed patients to maintain their quality of life vs. patients treated with abiraterone alone

PROpel Phase III trial results show clinically meaningful benefit in patients irrespective of homologous recombination repair gene mutations

Positive results from the PROpel Phase III trial showed AstraZeneca and MSD's Lynparza (olaparib) in combination with abiraterone demonstrated a statistically significant and clinically meaningful improvement in radiographic progression-free survival (rPFS) versus current standard-of-care abiraterone as a 1st-line treatment for patients with metastatic castration-resistant prostate cancer (mCRPC) with or without homologous recombination repair (HRR) gene mutations.

These results will be presented on 17 February at the 2022 American Society of Clinical Oncology (ASCO) Genitourinary Cancers Symposium.

Prostate cancer is the second most common cancer in male patients, causing approximately 375,000 deaths in 2020.1 Patients with advanced prostate cancer have a particularly poor prognosis and the five-year survival rate remains low.1,2,3 Approximately half of patients with mCRPC receive only one line of active treatment, with diminishing benefit of subsequent therapies.4,5,6,7 HRR gene mutations occur in approximately 20-30% of patients with mCRPC.8

Fred Saad, Professor and Chairman of Urology and Director of Genitourinary Oncology at the University of Montreal Hospital Center and principal investigator in the trial, said: "It is clear to me that the prognosis for metastatic castration resistant prostate cancer (mCRPC) is extremely poor, and many patients are only able to receive one line of effective therapy. The results of the PROpel trial, which showed that olaparib in combination with abiraterone significantly delayed disease progression versus abiraterone by more than eight months, demonstrate the potential for this combination to become a new standard of care option in mCRPC if approved."

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: "This Lynparza combination has the potential to afford first-line patients more time without disease progression while also maintaining their quality of life. The PROpel results are impressive because active comparator trials set a high bar and, in this trial, Lynparza plus abiraterone showed a significant clinical improvement when compared to an active standard of care in patients with metastatic castration-resistant prostate cancer, regardless of whether they have an HRR gene mutation."

Roy Baynes, Senior Vice President and Head of Global Clinical Development, Chief Medical Officer, MSD Research Laboratories, said: "Results from the PROpel trial showed that Lynparza in combination with abiraterone plus prednisone reduced the risk of disease progression or death by a third compared to abiraterone plus prednisone in the first-line setting for patients with metastatic castration-resistant prostate cancer, regardless of their biomarker status. We look forward to discussing these important results with global health authorities as quickly as possible. We thank the patients, caregivers and health care providers for participating in this study."

In a predefined interim analysis, Lynparza in combination with abiraterone reduced the risk of disease progression or death by 34% versus abiraterone alone (based on a hazard ratio [HR] of 0.66; 95% confidence interval [CI] 0.54-0.81; p<0.0001). Median rPFS was 24.8 months for Lynparza plus abiraterone versus 16.6 for abiraterone alone.

Results also showed a favourable trend towards improved overall survival (OS) with Lynparza plus abiraterone versus abiraterone alone, however the difference did not reach statistical significance at the time of this data cut-off (analysis at 29% data maturity). The trial will continue to assess OS as a key secondary endpoint.

Additional data from efficacy endpoints such as time to first subsequent therapy (TFST), second progression-free survival (PFS2), objective response rate (ORR), as well as prostate-specific antigen levels and circulating-tumour-cell counts further support the treatment benefit of Lynparza and abiraterone compared to abiraterone alone in the overall trial population.

The safety and tolerability of Lynparza in combination with abiraterone was in line with that observed in prior clinical trials and the known profiles of the individual medicines. There was no increase in the rate of discontinuation of abiraterone in patients treated with Lynparza in combination with abiraterone, and no detrimental effect on health-related quality of life versus those treated with abiraterone alone (FACT-P (Functional Assessment of Cancer Therapy-Prostate) questionnaire).

Summary of PROpel results
	Lynparza + abiraterone (n=399)	Placebo + abiraterone (n=397)
rPFS by Investigator 1
Number of patients with events (%)	168 (42)	226 (57)
Median PFS (in months)	24.8	16.6
HR (95% CI) p-value	0.66 (0.54, 0.81) <0.0001
rPFS by BICR2
Number of patients with events (%)	157 (39)	218 (55)
Median PFS (in months)	27.6	16.4
HR (95% CI) p-value5	0.61 (0.49, 0.74) <0.0001
OS3
Number of patients with events (%)	107 (27)	121 (30)
Median OS (in months)	NC4	NC
HR (95% CI) p-value	0.86 (0.66, 1.12) 0.2923
PFS2
Number of patients with events (%)	70 (18)	94 (24)
Median (in months)	NC	NC
HR (95% CI) p-value5	0.69 (0.51, 0.94) 0.0184
TFST
Number of patients with events (%)	183 (46)	221 (56)
Median (95% CI) (in months)	25.0 (22.2, NC)	19.9 (17.1, 22.0)
HR (95% CI) p-value5	0.74 (0.61, 0.90) 0.0040
Objective Response Rate
Number of evaluable patients6	161	160
Number of patients with responses (%)	94 (58)	77 (48)
Odds ratio (95% CI)	1.60 (1.02, 2.53)
p-value5	0.0409
rPFS by HRR gene mutation status7
HRRm
Number of patients randomized	111	115
Number of patients with events (%)	43 (39)	73 (63)
Median (in months)	NC	13.9
HR (95% CI)	0.50 (0.34, 0.73)
Non-HRRm
Number of patients randomized	279	273
Number of patients with events (%)	119 (43)	149 (55)
Median (95% CI) (in months)	24.1 (19.6, 27.6)	19.0 (14.3, 21.9)
HR (95% CI)	0.76 (0.60, 0.97)
1.
Investigator-assessed PFS data; Interim analysis with 50% maturity (394 events in 796 patients)
2.
Assessed by blinded independent central review (BICR)
3.
OS analysis was done at 29% maturity (228 events in 796 patients) and boundary for significance 0.001 (2-sided); statistical significance not reached. Survival follow up continues and further analyses were planned.
4.
Not calculable
5.
Nominal
6.
Patients with measurable disease at baseline as per RECIST 1.1 criteria, investigator assessment.
7.
Exploratory subgroup analysis by HRR status. The HRRm status of patients in PROpel was determined retrospectively using results from tumour tissue and plasma ctDNA HRRm tests. Patients were classified as HRRm if (one or more) HRR gene mutation was detected by either test; patients were classified as non-HRRm if no HRR gene mutation was detected by either test; 18 patients did not have a valid HRR testing result from either a tumour tissue or ctDNA test and were excluded from this subgroup analysis. The analysis was performed using a Cox proportional hazards model including terms for treatment group, the subgroup factor, and a treatment by subgroup interaction.

The most common adverse events (AEs) (greater than or equal to 20% of patients) were anaemia (45%), nausea (28%) and fatigue (28%). Grade 3 or higher AEs were anaemia (15%), hypertension (4%), urinary tract infection (2%), fatigue (1%), decreased appetite (1%), vomiting (1%), asthenia (1%), back pain (1%), diarrhoea (1%). Approximately 86% of patients treated with Lynparza in combination with abiraterone who experienced AEs remained on treatment at the time of data cut-off.

In September 2021 at a planned interim analysis, the Independent Data Monitoring Committee concluded that the PROpel trial met the primary endpoint of rPFS.

Lynparza is approved in the US for patients with HRR gene-mutated mCRPC (BRCA-mutated and other HRR gene mutations); and in the EU, Japan and China for patients with BRCA-mutated mCRPC.

Notes

Metastatic castration-resistant prostate cancer
Metastatic prostate cancer is associated with a significant mortality rate.3 Development of prostate cancer is often driven by male sex hormones called androgens, including testosterone.9

In patients with mCRPC, their prostate cancer grows and spreads to other parts of the body despite the use of androgen-deprivation therapy to block the action of male sex hormones.10 Approximately 10-20% of patients with advanced prostate cancer will develop castration-resistant prostate cancer (CRPC) within five years, and at least 84% of these patients will have metastases at the time of CRPC diagnosis.10

Of patients with no metastases at CRPC diagnosis, 33% are likely to develop metastases within two years.11 Despite the advances in mCRPC treatment in the past decade with taxane and new hormonal agent (NHA) treatment, once patients failed first line therapy, the treatment effect of second line anti-cancer therapy diminished significantly hence there is high unmet medical need in this population.10,12,13,14

PROpel
PROpel is a randomised, double-blind, multi-centre Phase III trial testing the efficacy, safety, and tolerability of Lynparza versus placebo when given in addition to abiraterone in men with mCRPC who had not received prior chemotherapy or NHAs in the 1st-line setting.

Men in both treatment groups will also receive either prednisone or prednisolone twice daily. The primary endpoint is rPFS and secondary endpoints include OS, PFS2, and TFST.

For more information about the trial please visit ClinicalTrials.gov.

Lynparza
Lynparza (olaparib) is a first-in-class PARP inhibitor and the first targeted treatment to block DNA damage response (DDR) in cells/tumours harbouring a deficiency in HRR, such as those with mutations in BRCA1 and/or BRCA2, or those where deficiency is induced by other agents (such as NHAs).

Inhibition of PARP proteins with Lynparza leads to the trapping of PARP bound to DNA single-strand breaks, stalling of replication forks, their collapse and the generation of DNA double-strand breaks and cancer cell death. In the PROpel Phase III trial, Lynparza is combined with abiraterone, an NHA which targets the androgen receptor (AR) pathway.

Androgen receptor signalling engages a transcriptional programme that is critical for tumour cell growth & survival in prostate cancer.15,16 Preclinical models have identified interactions between PARP signalling and the AR pathway which support the observation of a combined anti-tumour effect of Lynparza and NHAs, like abiraterone, in both HRR deficient and HRR proficient prostate cancer.17,18,19

The PARP1 protein has been reported to be required for the transcriptional activity of androgen receptors; therefore inhibiting PARP with Lynparza may impair the expression of androgen receptor target genes and enhance the activity of NHAs.15,18,20 Additionally, it is thought that abiraterone may alter/inhibit the transcription of some HRR genes which may induce HRR deficiency and increase sensitivity to PARP inhibition.17,19,21,22

Lynparza is currently approved in a number of countries across PARP-dependent tumour types with defects and dependencies in the DDR pathway. It is approved for the maintenance treatment of platinum-sensitive relapsed ovarian cancer as a monotherapy and in combination with bevacizumab for the 1st-line maintenance treatment of BRCA-mutated (BRCAm) and homologous recombination deficiency (HRD) positive advanced ovarian cancer, respectively.

Lynparza is also approved for BRCAm, HER2-negative metastatic breast cancer (in the EU this includes locally advanced breast cancer); for germline BRCAm metastatic pancreatic cancer, and for HRR gene-mutated metastatic castration-resistant prostate cancer (BRCAm only in the EU and Japan).

Lynparza, which is being jointly developed and commercialised by AstraZeneca and MSD, is the foundation of AstraZeneca's industry-leading portfolio of potential new medicines targeting DDR mechanisms in cancer cells.

The AstraZeneca and MSD strategic oncology collaboration
In July 2017, AstraZeneca and Merck & Co., Inc., Kenilworth, NJ, US, known as MSD outside the US and Canada, announced a global strategic oncology collaboration to co-develop and co-commercialise Lynparza (olaparib), the world's first PARP inhibitor, and Koselugo (selumetinib), a mitogen-activated protein kinase (MEK) inhibitor, for multiple cancer types.

Working together, the companies will develop Lynparza and Koselugo in combination with other potential new medicines and as monotherapies. Independently, the companies will develop Lynparza and Koselugo in combination with their respective PD-L1 and PD-1 medicines.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazenca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.
IARC. Cancer Today - Estimated number of new cases in 2020, worldwide, both sexes, all ages. Available at https://gco.iarc.fr/today/home. Accessed January 2022.
2.
Moreira D, et al. Predicting Time From Metastasis to Overall Survival in Castration-Resistant Prostate Cancer: Results From SEARCH. Clin Genitourin Cancer. 2017;15(1):60-66.e2.
3.
Chowdhury S, et al. Real-world outcomes in first-line treatment of metastatic castration-resistant prostate cancer: the prostate cancer registry. Target Oncol. 2020;15(3):301-15.
4.
George DJ, et al. Treatment Patterns and Outcomes in Patients With Metastatic Castration-resistant Prostate Cancer in a Real-world Clinical Practice Setting in the United States. Clin Genitourin Cancer. 2020; 18(4):284-294.
5.
de Bono JS, et al. Subsequent Chemotherapy and Treatment Patterns After Abiraterone Acetate in Patients with Metastatic Castration-resistant Prostate Cancer: Post Hoc Analysis of COU-AA-302. Eur Urol. 2017;71(4):656-664.
6.
Ryan CJ, et al. Abiraterone acetate plus prednisone versus placebo plus prednisone in chemotherapy-naive men with metastatic castration-resistant prostate cancer (COU-AA-302): final overall survival analysis of a randomised, double-blind, placebo-controlled phase 3 study. Lancet Oncol. 2015;16(2):152-160.
7.
Beer TM, et al. Enzalutamide in Men with Chemotherapy-naïve Metastatic Castration-resistant Prostate Cancer: Extended Analysis of the Phase 3 PREVAIL Study. Eur Urol. 2017;71(2):151-154
8.
Mateo, J, et al (2015). DNA-repair defects and olaparib in metastatic prostate cancer. The New England Journal of Medicine, 373(18), pp.1697 - 1708.
9.
Cancer.Net. Treatment of metastatic castration-resistant prostate cancer. Available at www.cancer.net/research-and-advocacy/asco-care-and-treatment-recommendations-patients/treatment-metastatic-castration-resistant-prostate-cancer. Accessed January 2022.
10.
Kirby, M, et al. Characterising the castration-resistant prostate cancer population: a systematic review. International Journal of Clinical Practice, 2021;65(11):1180-1192.
11.
Smith MR, et al. Natural history of rising serum prostate-specific antigen in men with castrate nonmetastatic prostate cancer. J Clin Oncol. 2005;23(13):2918-25.
12.
UroToday. What is Changing in Advanced Prostate Cancer? Available at https://www.urotoday.com/journal/everyday-urology-oncology-insights/articles/122176-what-is-changing-in-advanced-prostate-cancer.html. Accessed January 2022.
13.
Liu J, et al. Second-line Hormonal Therapy for the Management of Metastatic Castration-resistant Prostate Cancer: a Real-World Data Study Using a Claims Database. Scientific Report. 2020;10(4240):2020.
14.
UroToday. Beyond First-line Treatment of Metastatic Castrate-resistant Prostate Cancer. Available at https://www.urotoday.com/library-resources/mcrpc-treatment/114592-beyond-first-line-treatment-of-metastatic-castrate-resistant-prostate-cancer.html. Accessed January 2022.
15.
Schiewer MJ, et al. Dual roles of PARP-1 promote cancer growth and progression. Cancer Discov. 2012;2(12):1134-1149.
16.
Schiewer MJ & Knudsen KE. AMPed up to treat prostate cancer: novel AMPK activators emerge for cancer therapy. EMBO Mol Med. 2014;6(4):439-441.
17.
Li L, et al. Androgen receptor inhibitor-induced "BRCAness" and PARP inhibition are synthetically lethal for castration-resistant prostate cancer. Sci Signal. 2017; 10(480):eaam7479.
18.
Polkinghorn WR, et al. Androgen receptor signaling regulates DNA repair in prostate cancers. Cancer Discov. 2013;3(11):1245-1253.
19.
Asim M, et al. Synthetic lethality between androgen receptor signalling and the PARP pathway in prostate cancer. Nat Commun. 2017;374(8).
20.
Ju B-G, et al. A topoisomerase IIbeta-mediated dsDNA break required for regulated transcription. Science. 2006;312(5781):1798-1802.
21.
Goodwin JF, et al. A hormone-DNA repair circuit governs the response to genotoxic insult. Cancer Discov. 2013;3(11):1254-1271.
22.
Tarish FL, et al. Castration radiosensitizes prostate cancer tissue by impairing DNA double-strand break repair. Sci Transl Med. 2015; 7(312):312re11.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 15 February 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary